VIRTUOSO SURGICAL, INC.

5701 Old Harding Pike, Suite 200

Nashville, Tennessee 37205

February 26, 2020

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Virtuoso Surgical, Inc.

Post-Qualification Amendment to Offering Statement on Form 1-A

File No. 024-11136

Dear Mr. Fischer:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended, Virtuoso Surgical, Inc. respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Post-Qualification Amendment to Offering Statement to be qualified by 4:30 p.m. Eastern Time on February 26, 2020, or as soon thereafter as is practicable.

If you have any questions, or we can assist in any way, please do not hesitate to contact David Clay or me.

Sincerely,

/s/ C. Mark Pickrell
General Counsel & Chief Administrative Officer
Virtuoso Surgical, Inc.

cc:	David R. Clay
Sharon A. Carroll